

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2007

By U.S. mail and facsimile to (303) 316-5651

Mr. Gregory A. Frost
Senior Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, CO 80206

      RE: **Janus Capital Group, Inc.**
             Form 10-K for the fiscal year ended December 31, 2006
             Filed February 26, 2007

             File No. 1-15253

Dear Mr. Frost:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Terence O'Brien
                              Branch Chief